                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                           KLA Instruments Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    482480100
                                  CUSIP Number


                                 Bruce R. Wright
                               Tencor Instruments
                              One Technology Drive
                           Milpitas, California 95035
                                 (408) 571-7000

                                 With a copy to:

                             Richard A. Peers, Esq.
                         Heller Ehrman White & McAuliffe
                              525 University Avenue
                           Palo Alto, California 94301
                                 (415) 324-7000
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                January 14, 1997
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:        / /

Check the following box if a fee is being paid with this statement:          /X/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See (Rule 13d-7.)




                               (Page 1 of 7 pages)
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CUSIP NO. 482480100                13D


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
CUSIP NO. 482480100                 13D


================================================================================
     1       NAME OF REPORTING PERSON:

                      Tencor Instruments
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]
                      N/A
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS :

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION:

                      State of California
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER:

                                             In the event the stock option
                                             becomes exercisable and is
                                             exercised in full, Tencor will have
                                             sole voting power with respect to
               Number of                     that number of shares equal to
                shares                       19.9% of the then outstanding
             beneficially                    shares of Common Stock of KLA,
               owned by                      which, based upon the 31,073,715
                 each                        shares of KLA outstanding as of
               reporting                     January 10, 1997, currently equals
                person                       6,183,670 shares of Common Stock of
                 with                        KLA(1).
                                   ---------------------------------------------
                                    8        SHARED VOTING POWER:

                                             N/A
                                   ---------------------------------------------
                                    9        SOLE DISPOSITIVE POWER:

                                             In the event the stock option
                                             becomes exercisable and is
                                             exercised in full, Tencor will have
                                             dispositive power with respect to
                                             that number of shares equal to
                                             19.9% of the then outstanding
                                             shares of Common Stock of KLA,
                                             which, based upon the 31,073,715
                                             shares of KLA outstanding as of
                                             January 10, 1997, currently equals
                                             6,183,670 shares of Common Stock of
                                             KLA (1).
                                   ---------------------------------------------
                                   10        SHARED DISPOSITIVE POWER:

                                             N/A
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

             In the event the Stock Option becomes exercisable and is exercised in full, Tencor will beneficially own that number of shares equal to 19.9% of the then outstanding shares of Common Stock of KLA, which, based upon the 31,073,715 shares of KLA outstanding as of
             January 10, 1997, currently equals 6,183,670 shares of Common Stock of KLA(1).
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                      19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON:

                      CO
================================================================================


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CUSIP NO. 482480100                13D


Item 1.           SECURITY AND ISSUER.

                  The statement on Schedule 13D relates to the Common Stock, $0.001 par value, of KLA Instruments Corporation ("KLA"), a Delaware corporation. The principal executive offices of KLA are located at 160 Rio Robles, San Jose, California, 95161.


Item 2.           IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is Tencor Instruments, a California corporation ("Tencor"), whose principal business is the design, manufacture, marketing and servicing of wafer inspection, film measurement and metrology systems. The principal executive offices of Tencor are located at One Technology Drive, Milpitas, California 95035.

                  No disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Working Capital

Item 4.           PURPOSE OF TRANSACTION.

                  On January 14, 1997, Tencor and KLA entered into an Agreement and Plan of Reorganization (the "Merger Agreement") among Tencor, KLA and Tiger Acquisition Corp., a California corporation and wholly-owned subsidiary of KLA ("Merger Sub"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the transaction by the shareholders and stockholders, respectively, of Tencor and KLA), Merger Sub will be merged with and into Tencor (the "Merger"). At the effective time of the Merger the separate existence of Merger Sub will cease and Tencor will continue as the surviving corporation and as a wholly-owned subsidiary of KLA.

                  As an inducement to Tencor to enter into the Merger Agreement, KLA and Tencor entered into a Stock Option Agreement dated January 14, 1997 pursuant to which KLA granted Tencor the right, under certain conditions, to acquire shares of KLA Common Stock up to a number of shares sufficient to give Tencor 19.9% of KLA's outstanding Common Stock. KLA's obligation to issue shares pursuant to the exercise of the option is subject to the occurrence of certain events, which may not occur.



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CUSIP NO. 482480100               13D


                  The purpose of the transactions under the Stock Option Agreement is to enable Tencor and KLA to consummate the transactions contemplated under the Merger Agreement.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  5(a) Beneficial Ownership: In the event the stock option becomes exercisable and is exercised in full, Tencor will beneficially own that number of shares equal to 19.9% of the then outstanding shares of Common Stock of KLA, which, based upon the 31,073,715 shares of KLA outstanding as of January 10, 1997, currently equals 6,183,670 shares of Common Stock of KLA(1).

                  5(b) Sole Voting Power: In the event the stock option becomes exercisable and is exercised in full, Tencor will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of KLA, which, based upon the 31,073,715 shares of KLA outstanding as of January 10, 1997, currently equals 6,183,670 shares of Common Stock of KLA(1).

                  5(c) Transactions: On January 14, 1997, Tencor and KLA entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into Tencor. At the effective time of the Merger the separate existence of Merger Sub will cease and Tencor will continue as the surviving corporation and as a wholly-owned subsidiary of KLA. Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

                  5(d)     Not Applicable

                  5(e)     Not Applicable

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Arrangements: On January 14, 1997, Tencor and KLA entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into Tencor. At the effective time of the Merger the separate existence of Merger Sub will cease and Tencor will continue as the surviving corporation and as a wholly-owned subsidiary of KLA. Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

                  As an inducement to Tencor to enter into the Merger Agreement, KLA and Tencor entered into a Stock Option

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CUSIP NO. 482480100                13D


                  Agreement dated January 14, 1997 pursuant to which KLA granted Tencor the right, under certain conditions, to acquire shares of KLA Common Stock up to a number of shares sufficient to give Tencor 19.9% of KLA's outstanding Common Stock. KLA's obligation to issue shares pursuant to the exercise of the option is subject to the satisfaction or waiver of certain conditions.

                  As an inducement to KLA to enter into the Merger Agreement, Tencor and KLA entered into a Stock Option Agreement dated January 14, 1997 pursuant to which Tencor granted KLA the right, under certain conditions, to acquire shares of Tencor Common Stock up to a number of shares sufficient to give KLA 19.9% of Tencor's outstanding Common Stock. Tencor's obligation to issue shares pursuant to the exercise of the option is subject to the satisfaction or waiver of certain conditions.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1* Agreement and Plan of Reorganization dated January 14, 1997 by and among Tencor, KLA Instruments Corporation, a Delaware corporation ("KLA"), and Tiger Acquisition Corp., a California corporation and wholly-owned subsidiary of KLA.

                  Exhibit 2* Stock Option Agreement dated January 14, 1997 by and between Tencor and KLA Instruments Corporation, a Delaware corporation.

                  Exhibit 3* Stock Option Agreement dated January 14, 1997 by and between KLA Instruments Corporation, a Delaware corporation and Tencor.



                  *        Previously filed as exhibit 2.1, exhibit 99.2 and
                           exhibit 99.3, respectively, to Current Report on Form 8-K of KLA Instruments Corporation filed January 22, 1997.

------------------------

(1) The stock option is not exercisable except upon the occurrence of certain events, which may or may not occur. Due to the contingent nature of the stock option, as of the date of this Schedule 13D, Tencor disclaims beneficial ownership of the shares subject to the stock option. The number of shares issuable upon exercise of the option shall be adjusted in the event that any additional shares of KLA are issued. In the event the Merger is consummated, KLA will acquire all of the outstanding Common Stock of Tencor and Tencor will become a wholly-owned subsidiary of KLA.



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CUSIP NO. 482480100                13D



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        TENCOR INSTRUMENTS


                                        By:  /s/ Bruce R. Wright
                                             -----------------------------------
                                             Signature

                                             Bruce R. Wright
                                             -----------------------------------
                                             Name

                                             Senior Vice President &
                                             Chief Financial Officer
                                             -----------------------------------
                                             Title

                                    Date:    January 24, 1997




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